U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2008
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

HOURLY EMPLOYEES' STOCK PURCHASE PLAN
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

HOURLY EMPLOYEES' STOCK PURCHASE PLAN

Administration of the Plan:

The Plan is administered by the Hourly Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation").  The present members of the Committee are as follows:

Name	Address
David A. Winter* (1)	Richmond, Virginia 23219
J. P. Causey Jr. (2)	Richmond, Virginia 23219
Joel K. Mostrom (3)	Richmond, Virginia 23219

(1)	Mr. Winter is Assistant Vice President - Human Resources of the Corporation.

(2)	Mr. Causey is Executive Vice President, Secretary & General Counsel of the Corporation.

(3)	Mr. Mostrom is Executive Vice President & Chief Financial Officer of the Corporation.

*Committee Chairman

Committee members are appointed by, and serve at the pleasure of, the Board of Directors of the Corporation.  Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee.  The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of them being officers and directors.

Financial Statements and Exhibits:

(a)	Reports of Independent Registered Public Accounting Firms

(b)	Financial statements:

Hourly Employees' Stock Purchase Plan:

Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements

(c)	Exhibits:
Exhibit 23.1 - Consent of Witt Mares, PLC
Exhibit 23.2 - Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.
Exhibit 23.3 - Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOURLY EMPLOYEES' STOCK PURCHASE PLAN

By: /s/Joel K.Mostrom
Joel K. Mostrom
Executive Vice President & Chief Financial Officer, Chesapeake Corporation
Committee Member

February 27, 2009

Report of Independent Registered Public Accounting Firm

To the Human Resources Policy and Planning Team
Hourly Employees’ Stock Purchase Plan Committee
Chesapeake Corporation Hourly Employees' Stock Purchase Plan
Richmond, Virginia

We have audited the accompanying statement of net assets available for benefits of the Chesapeake Corporation Hourly Employees’ Stock Purchase Plan (“Plan”) as of November 30, 2008, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  According, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Witt Mares, PLC
Witt Mares, PLC
Richmond, Virginia
February 23, 2009

Report of Independent Registered Public Accounting Firm

To the Hourly Employees' Stock Purchase Plan Committee
Chesapeake Corporation

We have audited the accompanying statement of net assets available for plan benefits of the Hourly Employees’ Stock Purchase Plan (the “Plan”) as of November 30, 2007, and the related statement of changes in net assets available for plan benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of November 30, 2007, and the changes in its net assets available for plan benefits for the year then ended, in conformity  with accounting principles generally accepted in the United States.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, PC
Keiter, Stephens, Hust, Gary & Shreaves, PC

Glen Allen, Virginia
February 20, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Hourly Employees’ Stock Purchase Plan

In our opinion, the accompanying statement of changes in net assets available for plan benefits presents fairly, in all material respects, the changes in net assets available for plan benefits of the Hourly Employees’ Stock Purchase Plan (the “Plan”) for the year ended November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.  The financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statement based on our audit.  We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Richmond, Virginia
February 14, 2007

HOURLY EMPLOYEES' STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
November 30, 2008 and 2007
	2008	2007
Asset:

Funds held by Chesapeake Corporation and participating subsidiary	$0	$40

Net assets available for plan benefits	$0	$40

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS For the years ended November 30, 2008, 2007 and 2006
	2008	2007	2006
Contributions:
Employees, net of refunds	$(40)	$4,983	$7,165

Employer: $0 in 2008 , $1,499 in 2007 and $2,154 in 2006, less withheld taxes of $0, $579, and $833, respectively	0	920	1,321

	(40)	5,903	8,486
Deductions:
Purchase and distribution to participants at year end of 0 shares in 2008, 865 shares in 2007 ($6.86 per share), and 524 shares in 2006 ($16.18 per share), of common stock of Chesapeake Corporation	0	5,934	8,479

(Decrease) increase in net assets available for plan benefits	(40)	(31)	7

Net assets available for plan benefits, beginning of year	40	71	64

Net assets available for plan benefits, end of year	$0	$40	$71

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan:

The stockholders of Chesapeake Corporation (the "Corporation") have approved the Hourly Employees' Stock Purchase Plan (the "Plan") and reserved a total of 900,000 shares of the Corporation's common stock for sale to eligible hourly employees, as defined, of the Corporation and a participating subsidiary (the "Employer").

The fiscal year of the Plan ends each November 30 (the "Plan Year"), and the Plan is administered by a committee (the "Committee") whose members are appointed by the Corporation's Board of Directors and are employees of the Corporation.  Participants in the Plan are permitted to invest between one and five percent of their basic compensation, as defined.  The Employer contributes to the Plan, as of the end of the Plan Year, thirty percent of each participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws (see Note 5).  The combined amount becomes available to purchase, from the Corporation, shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the twenty consecutive trading days immediately preceding the last day of the Plan Year.  The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares, as the Plan does not provide for the purchase of fractional shares.  Participants may terminate their participation in the Plan at any time.  Upon termination, the Employer will return the participants' contributions and the participants will forfeit all rights to any contribution which would have been made at the end of the plan year by the Employer.  Contributions returned to the participant, including their balance as of the beginning of the year, are netted with employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

To be eligible to participate in the Plan, the employee must be continuously employed by the Corporation for at least eleven months and be either (i) not covered by a collective bargaining agreement or (ii) covered by a collective bargaining agreement that incorporates the Hourly Plan.

As of November 30, 2008, 709,532 shares (0 shares in the current year and 709,532 in prior years) of the Corporation's common stock had been issued under the Plan and 190,468 shares were available for future issuance.

2.	Basis of Accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

NOTES TO FINANCIAL STATEMENTS, Continued

3.	Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

4.	Funds Held by Chesapeake Corporation and Participating Subsidiary:

Funds received or held by the Employer with respect to the Plan consist of cash which may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

5.	Taxes and Expenses:

The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.  The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income.  Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan.  Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan.  The Plan is not subject to income taxes.

Expenses of administering the Plan are borne by the Employer.

6.	Contributions to the Plan:

All contributions made in 2008, 2007, and 2006 were made by the participating subsidiary or its employees.

7.	Plan Termination:

The Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.  In the event of Plan termination, the net assets would be allocated to the participants of the Plan in amounts equal to the individual account balances.

Exhibit 23.1

Consent of Witt Mares, PLC
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Chesapeake Corporation on Form S-8 (File No. 33-14926) of our report dated February 23, 2009, appearing in this Annual Report of Form 11-K of the Chesapeake Corporation Hourly Employees’ Stock Purchase Plan for the year ended November 30, 2008.

/s/ Witt Mares, PLC
Witt Mares, PLC

Richmond, VA
February 25, 2009

Exhibit 23.2

Consent of Keiter, Stephen, Hurst, Gary & Shreaves, PC
Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14926) of Chesapeake Corporation of our report dated February 20, 2008 relating to the financial statements of the Hourly Employees' Stock Purchase Plan, which appears in this Form 11-K.

/s/Keiter, Stephen, Hurst, Gary & Shreaves, PC
Keiter, Stephens, Hurst, Gary & Shreaves, PC

Glen Allen, Virginia
February 23, 2009

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14926) of Chesapeake Corporation of our report dated February 14, 2007 relating to the financial statement of the Hourly Employees' Stock Purchase Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Richmond, Virginia
February 27, 2009